Exhibit 4.17

(Summary Translation)

Loan Agreement with China Construction Bank, Wanzhou Branch
Date of the Agreement	November 22, 2016
Borrower (Party A)	Chongqing Daqo New Energy Co., Ltd.
Lender (Party B)	China Construction Bank, Wanzhou Branch
Use of loan	Business operation
Amount	RMB 30 million
Term of loan

1 year, from November 22, 2016 to November 21, 2017

In the event of the commencement date of the term of loan hereof be different from the receipt of loan, the commencement date shall be the actual loan date recorded in the loan receipt of the first loan and the maturity date shall be adjusted accordingly.

Interest rate	Fixed rate at 4.35%, which will not change during the term of loan
Penalty rate

In the event that Party A does not apply the loan according to the Agreement, the penalty rate shall be 100% over the interest rate.

In the event of payment default, the penalty rate shall be 50% over the interest rate.

In the event of default and breach of appliance of loan, the penalty rate shall be the higher rate of the two rates stated above.

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Party A’s covenants

Party A shall:

(1) provide financial and accounting material and operational materials to Party B in accordance with Party B’s requirements, including balance sheet, profit and loss statements and cash flow statements;

(2) notify Party B in writing within 3 business days following any event materially and adversely affecting Party A’s solvency or other similar events adversely affecting Party B’s right as creditor, or any change to the registration of name, legal representative, residence, scope of operations, registered capital and Party A’s corporate charter and other matters;

(3) use the loan as stipulated in this Agreement and shall not misappropriate or misuse the loan, or use the loan for any transaction in contravention of law or regulation, fixed assets or equity investments or any production or operation prohibited by the government, or use the loan to replace any existing loans borrowed for fixed assets or equity investment;

(4) accept any reasonable request for inspection and supervision from Party B relating to Party A’s business operation and financial activities, and the use and repayment of the loan under this Agreement;

(5) comply with relevant environmental protection regulations when Party A uses the loan under the Agreement to manufacture products;

(6) not use the assets which are coming from the loan hereof for third party guarantee;

(7) report to Party B in a timely manner any related party transaction involving over 10% of Party A’s net assets, if Party A is a group client, including the relationship among the parties to the transaction, nature, subject, amount of the transaction, and pricing policy;

(8) notify Party B and obtain Party B’s written consent in advance in the event that there is any merger, spinoff, share equity transfer, external investment, material increase in debt financing and other material matters. Party B’s written consent shall not affect any remedies that may be available to Party B as provided this Agreement.

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Party B’s rights

Party B is entitled to participate Party A’s significant financing (the amount of which exceeds RMB30 million or equivalent amount in foreign currencies), assets sales, merger, spinoff, share equity change or bankruptcy in order to protects its rights relating to the loan. Such participation rights include:

(1) Party A shall seek written consent from Party B if any of the above activities happen; and

(2) Party B shall arrange for Party A’s significant financing.

Breach

In the event Party B deems that its rights may be jeopardized upon the occurrence of a takeover, receivership, lease, capital restructure, decrease of share capital, investment, joint venture, merger, acquisition, reorganization, spinoff, share transfer, substantial increase of debt financing, suspension of business, dissolution, cancellation, bankruptcy, change of or material asset transfer by controlling shareholder or controlling person, suspension, termination, material penalty, deregistration, delicensing or material litigation, material difficulty or deterioration in financial condition, or credit downgrade involving Party A, Party B may take the following actions:

(1) cease to extend the loan;

(2) demand additional conditions for extending and funding of the loan;

(3) change method of repayment of the loan in accordance with this Agreement;

(4) demand acceleration of the loan maturity and require Party A to repay all due and undue principal, interest and expenses hereunder;

(5) if Party A fails to use the proceeds of the loan as agreed in this Agreement, Party B is entitled to request Party A to pay a penalty equal to 100% of the loan amount not used as agreed and refuse to pay any outstanding loan amount; and

(6) other remedial measures.

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